UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-12551

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Aspyra, Inc.
Full Name of Registrant

Creative Computer Applications, Inc.
Former Name if Applicable

26115-A Mureau Rd.
Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its 10-KSB on the due date without unreasonable effort or expense.  The Registrant completed a merger with StorCOMM, Inc. on November 22, 2005.  As part of management’s evaluation of the purchase accounting for the transaction, the Registrant obtained an independent asset valuation report which was received on March 14, 2006 and tax analysis which was received on March 22, 2006, in order to properly value the assets acquired and the related tax consequences.  The Registrant is still in the process of reviewing the asset valuation report and tax analysis due to the delay in receiving such information.  As a result, additional time is required for the Registrant to complete the purchase accounting and year-end financial statements.  Management expects to complete the Form 10-KSB and the related financial statements within the 15-day extension provided by Rule 12b-25(b)(2)(ii).  No material restatement of financial information from prior periods is anticipated.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anahita Villafane, CFO	818	880-6700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Form 12b-25, the financial statements for the fiscal year ended December 31, 2005 have not been completed due to the reasons stated above and will report a significant change in its earnings statement. In addition, the Registrant elected to change its fiscal year from August 31 to December 31 in January 2005 and filed a transitional report on Form 10-QSB for the four months ended December 31, 2004. Therefore the change in fiscal year will require different fiscal year comparable periods. The Registrant expects to report a change in its results of operation and a net loss of approximately $2.5 million in its fiscal year ended December 31, 2005 as compared to net income of $162,624 for the fiscal year ended August 31, 2004. The loss is attributable to the Company establishing an additional valuation allowance against its deferred tax asset in the third quarter ended September 30, 2005 in the amount of approximately $800,000 resulting from accumulated net losses incurred. The balance of the loss of approximately $1.7 million is primarily attributable to loss from operations, which includes significant non-capitalized transactional costs and integration activities. In addition, the Registrant’s balance sheet at December 31, 2005 should represent on a consolidated basis, the post merger company including the purchase accounting transaction of the merger as compared to a balance sheet at December 31, 2004, which represents the Registrant as a standalone entity pre-merger.

Aspyra, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Anahita Villafane

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).